Exhibit 99.2

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Spansion Inc.

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended		Nine Months Ended
	Sep. 30, 2007	Oct. 1, 2006	Sep. 30, 2007	Oct. 1, 2006
Net sales	$408,605	$458,740	$1,197,270	$855,475
Net sales to related parties (Note 6)	202,464	215,978	650,742	1,036,524

Total net sales	611,069	674,718	1,848,012	1,891,999

Operating expenses:
Cost of sales (including $64,590, $50,911, $169,063 and $164,234 of expenses charged by related parties)	500,741	532,563	1,541,360	1,508,848
Research and development (including $322, $3,551, $1,100 and $12,227 of expenses charged by related parties)	111,231	89,174	323,892	262,954
Sales, general and administrative (including $168, $4,019, $1,089 and $21,476 of expenses charged by related parties)	58,226	62,951	177,027	195,253

Total operating expenses	670,198	684,688	2,042,279	1,967,055

Operating loss	(59,129)	(9,970)	(194,267)	(75,056)

Other income (expense), net:
Gain on sale of marketable securities	—	—	—	6,884
Loss on early extinguishment of debt	—	—	(3,435)	(17,310)
Interest and other income, net	6,835	3,888	30,873	14,167
Interest expense (including $0, $146, $0 and $11,875 of expenses on related party debt)	(23,628)	(13,020)	(65,316)	(50,205)

Other income (expense), net	(16,793)	(9,132)	(37,878)	(46,464)

Loss before income taxes	(75,922)	(19,102)	(232,145)	(121,520)
(Benefit) provision for income taxes	(4,320)	3,013	(18,163)	1,231

Net loss	$(71,602)	$(22,115)	$(213,982)	$(122,751)

Net loss per common share:
Basic and diluted	$(0.53)	$(0.17)	$(1.59)	$(0.96)

Shares used in per share calculation:
Basic and diluted	135,049	128,800	134,805	128,470

See accompanying notes

Spansion Inc.

Condensed Consolidated Balance Sheets

(in thousands)

	Sep. 30, 2007	Dec. 31, 2006 (*)
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$260,946	$759,794
Marketable securities	268,150	125,975
Trade accounts receivable, net	171,109	199,850
Trade accounts receivable from related parties, net (Note 6)	166,279	193,728
Other receivables from related parties (Note 6)	8,502	2,325
Inventories:
Raw materials	35,342	44,840
Work-in-progress	378,810	344,603
Finished goods	117,786	66,397

Total inventories	531,938	455,840

Deferred income taxes	32,424	1,395
Prepaid expenses and other current assets	62,866	36,163

Total current assets	1,502,214	1,775,070

Property, plant and equipment, net	2,234,153	1,735,694
Deferred income taxes	26,156	13,556
Other assets	45,292	25,397

Total assets	$3,807,815	$3,549,717

Liabilities and Stockholders’ Equity

Current liabilities:
Notes payable to banks under revolving loans	$—	$33,608
Accounts payable	474,851	408,365
Accounts payable to related parties (Note 6)	53,585	14,559
Accrued compensation and benefits	61,692	51,598
Accrued liabilities to related parties (Note 6)	7,085	11,273
Other accrued liabilities	84,592	59,045
Income taxes payable	23,368	4,333
Deferred income on shipments to a related party	303	229
Deferred income on shipments	33,559	32,267
Current portion of long-term obligations to related parties (Note 8)	500	500
Current portion of long-term debt	41,551	12,560
Current portion of long-term obligations under capital leases	43,138	61,706

Total current liabilities	824,224	690,043

Deferred income taxes	67	188
Long-term debt, less current portion	1,236,950	934,138
Long-term obligations under capital leases, less current portion	49,832	75,535
Other long-term liabilities	32,020	4,053
Commitments and contingencies
Stockholders’ equity	1,664,722	1,845,760

Total liabilities and stockholders’ equity	$3,807,815	$3,549,717

*	Derived from audited financial statements at December 31, 2006.

See accompanying notes

Spansion Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Nine Months Ended
	Sep. 30, 2007	Oct. 1, 2006
Cash Flows from Operating Activities:
Net loss	$(213,982)	$(122,751)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	387,709	406,980
Loss on pension curtailment	2,010	—
Loss on early extinguishment of debt	3,435	17,310
Provision for doubtful accounts	1,693	471
(Benefit) Provision for deferred income taxes	(43,537)	2,902
Net gain on sale and disposal of property, plant and equipment	(21,946)	(1,362)
Gain on sale of marketable securities	—	(6,884)
Compensation recognized under employee stock plans	12,084	19,797
Amortization of premium on floating rate notes and discount on senior subordinated and senior notes, net	1,745	2,559
Changes in operating assets and liabilities:
Decrease in trade accounts receivable from related parties	26,796	204,497
(Increase) decrease in other receivables from related parties	(6,177)	10,300
Decrease (increase) in trade accounts receivable	27,700	(210,053)
Increase in inventories	(76,558)	(6,740)
Increase in prepaid expenses and other current assets	(28,019)	(10,519)
(Increase) decrease in other assets	(21,563)	353
Increase (decrease) in accounts payable and accrued liabilities to related parties	34,938	(110,982)
Increase in accounts payable and accrued liabilities	75,981	104,753
Decrease in accrued compensation and benefits	(965)	(8,541)
Increase (decrease) in income taxes payable	18,984	(11,375)
Increase (decrease) in deferred income on shipments to a related party	74	(31,901)
Increase in deferred income on shipments	1,291	35,759

Net cash provided by operating activities	181,693	284,573

Cash Flows from Investing Activities:
Proceeds from sale of property, plant and equipment	188,525	3,608
Purchases of property, plant and equipment	(964,666)	(470,830)
Proceeds from maturity and sale of marketable securities	679,900	282,583
Purchases of marketable securities	(822,075)	(63,612)

Net cash used in investing activities	(918,316)	(248,251)

Cash Flows from Financing Activities:
Cash distribution to related parties for stock-based compensation	—	(7,238)
Proceeds from sale-leaseback transactions	—	29,769
Proceeds from borrowings, net of issuance costs	831,042	329,044
Proceeds from issuance of stock	60	—
Payments on loans from related parties	—	(197,119)
Payments on debt and capital lease obligations	(580,004)	(330,030)

Net cash provided by (used in) financing activities	251,098	(175,574)

Effect of exchange rate changes on cash and cash equivalents	(13,323)	11,000

Net decrease in cash and cash equivalents	(498,848)	(128,252)
Cash and cash equivalents at the beginning of period	759,794	506,439

Cash and cash equivalents at end of period	$260,946	$378,187

See accompanying notes

Spansion Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Description of Business

Spansion Inc. is a semiconductor manufacturer headquartered in Sunnyvale, California, with manufacturing, research and assembly operations in the United States and Asia. The Company designs, develops, manufactures, markets and sells Flash memory solutions that encompass a broad spectrum of densities and features, which primarily address the integrated Flash memory market.

The Company’s Flash memory devices are incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment, personal computers and PC peripheral applications.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The condensed consolidated financial statements and notes thereto are unaudited. In the opinion of management, these financial statements contain all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of the Company’s operating results, financial position and cash flows. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any subsequent interim period or for the year ending December 30, 2007.

The condensed consolidated financial statements include all the accounts of the Company and those of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The condensed consolidated financial statements do not include certain financial footnotes and disclosures required under U.S. generally accepted accounting principles for audited financial statements. Therefore, the unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and footnotes thereto for the year ended December 31, 2006 included in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (SEC) on February 27, 2007.

The Company uses a 52- to 53-week fiscal year ending on the last Sunday in December. The three months ended September 30, 2007 and October 1, 2006 both consisted of 13 weeks. The nine months ended September 30, 2007 and October 1, 2006 consisted of 39 weeks and 40 weeks, respectively.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements - Continued

(Unaudited)

Use of Estimates

The preparation of financial statements and disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of commitments and contingencies and the reported amounts of revenues and expenses during the reporting periods. In particular, management makes estimates related to revenues, allowance for doubtful accounts, inventories, asset impairments, income taxes and pension expenses. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Financial Statement Reclassifications

Certain prior period amounts in the condensed consolidated statements of operations have been reclassified to conform to the current period presentation. These reclassifications do not affect the Company’s gross margin or operating results.

Sabbatical Leave Program

In June 2006, the Financial Accounting Standards Board (FASB) ratified the Emerging Issue Task Force (EITF) Issue No. 06-2, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43. Issue 06-2 provides guidelines under which sabbatical leave or other similar benefits provided to an employee are considered to accumulate. If such benefits are deemed to accumulate, they should be accrued for as compensation expense over the employee’s requisite service period. The provisions of this Issue are effective for fiscal years beginning after December 15, 2006 and allow for either retrospective application or a cumulative effect adjustment approach upon adoption. The Company adopted this Issue beginning January 1, 2007 using the cumulative effect adjustment approach. The adoption of this Issue resulted in an increase to the Company’s accumulated deficit of approximately $10.0 million as of the beginning of fiscal 2007. The effect of this change on the Company’s condensed consolidated statements of operations for the three and nine months ended September 30, 2007 is not material.

The Company’s Sabbatical Program provides for eight weeks of paid leave for salaried (exempt) employees in the United States upon the completion of seven years of service. In addition, the Company’s Recognition Trip Program provides for one week of paid leave and a fixed cash compensation for hourly (non-exempt) employees in the United States who have completed seven years of service. Prior to the adoption of the Issue, the Company accounted for the above programs only after the completion of the seven years by the eligible employees because none of the benefits vest or accrete to the employee until completion of the full seven years of service. With the adoption of Issue 06-2, the Company accounts for the programs by recording the estimated total program payouts upon attaining the requisite service conditions as compensation expense ratably over each employee’s requisite service period.

Income Taxes

In July 2006, the FASB issued Financial Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on

Spansion Inc.

Notes to Condensed Consolidated Financial Statements - Continued

(Unaudited)

derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Adoption, on January 1, 2007, did not have a material effect on the Company’s consolidated financial statements. The effect of this change on the Company’s condensed consolidated statements of operations for the three months ended September 30, 2007 is not material. As of the date of the adoption, the Company’s total gross unrecognized tax benefits were $2.2 million, of which $1.7 million, if recognized, would affect the Company’s effective tax rate. For the three months ended September 30, 2007, the Company’s total gross unrecognized tax benefits were $3.5 million, of which $2.5 million, if recognized, would affect the effective tax rate. The gross amount of the increase in unrecognized tax benefits from the date of adoption to the nine months ended September 30, 2007 was primarily due to an increase in unrecognized tax credits.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expenses and such amounts were immaterial in the nine months ended September 30, 2007.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. The Company’s tax years 2003 through 2006 are subject to examination by the tax authorities. With few exceptions, the Company is not subject to U.S. federal, state, local or foreign examinations by tax authorities for years before 2003.

The Company does not believe that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

3. Stock-Based Compensation

Plan Descriptions

On May 29, 2007, the Company’s stockholders approved the Spansion Inc. 2007 Equity Incentive Plan (the “2007 Plan”). The maximum number of shares of the Company’s Class A Common Stock that may be issued or transferred pursuant to awards under the 2007 Plan equals the sum of: (1) 6,675,000 shares, plus (2) the number of shares available for award grant purposes under the Company’s 2005 Equity Incentive Plan (the “2005 Plan”) as of May 29, 2007, plus (3) the number of any shares subject to stock options and restricted stock or restricted stock unit (RSU) awards granted under the 2005 Plan and outstanding as of May 29, 2007 which expire, or for any reason are cancelled or terminated, after that date without being exercised or paid. As of May 29, 2007, approximately 920,523 shares were available for award grant purposes under the 2005 Plan, and approximately 7,091,852 shares were subject to options and restricted stock or RSU awards then outstanding under the 2005 Plan.

The 2007 Plan provides that grants may be awarded to an officer or employee, a consultant or advisor, or a non-employee director of the Company or its subsidiaries. Stock options and RSU awards issued under the 2007 Plan generally vest 25 percent after one year, and the balance vest ratably on a quarterly basis over the following three years and expire if not exercised by the seventh anniversary of the grant date. RSU awards have no exercise price or expiration date.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements - Continued

(Unaudited)

Shares Available to Grant

Number of shares available for grant under the 2005 Plan and 2007 Plan:

Number of shares available for grant under the 2005 Equity Incentive Plan:
Amount reserved for grant	9,500,000
Stock options granted through September 30, 2007, net of cancelled stock options	(3,484,904)
RSU awards granted through September 30, 2007, net of cancelled RSU awards	(4,969,444)
Shares transferred to the 2007 Plan	(920,523)

Shares available under the 2005 Plan (1)	125,129

Number of shares available for grant under the 2007 Equity Incentive Plan:
Amount reserved for grant (2)	7,595,523
Stock options granted through September 30, 2007, net of cancelled stock options	(214,250)
RSU awards granted through September 30, 2007, net of cancelled RSU awards	(209,990)

Shares available for grant under the 2007 Plan	7,171,283

(1)	The remaining available shares under the 2005 Plan were related to stock options or RSU awards which were cancelled subsequent to May 29, 2007 and will be transferred to the 2007 Plan in future periods.

(2)	The 7,595,523 shares reserved for grant under the 2007 Plan consisted of 6,675,000 shares approved for grant under the 2007 Plan and 920,523 shares transferred from the 2005 Plan.

Valuation and Expense Information

The following table sets forth the total recorded stock-based compensation expense, by financial statement caption, resulting from the Company’s stock options and restricted stock unit awards for the three and nine months ended September 30, 2007 and October 1, 2006:

	Three Months Ended		Nine Months Ended
	Sep. 30, 2007	Oct. 1, 2006	Sep. 30, 2007	Oct. 1, 2006
	( in thousands)
Cost of sales	$2,372	$1,585	$6,042	$6,839
Research and development	1,185	792	3,021	3,421
Sales, general and administrative	1,185	792	3,021	3,421

Stock-based compensation expense before income taxes	4,742	3,169	12,084	13,681

Income tax benefit (1)	—	—	—	—

Stock-based compensation expense after income taxes (1)	$4,742	$3,169	$12,084	$13,681

(1)

There is no income tax benefit relating to stock option expenses because all of the Company’s U.S. deferred tax assets, net of U.S. deferred tax liabilities, continue to be subjected to a full valuation allowance.

The weighted average fair value of the Company’s stock options granted in the three months ended September 30, 2007 and October 1, 2006 was $3.68 and $8.44 per share, respectively. The weighted average fair value of the Company’s stock options granted in the nine months ended September 30, 2007 and October 1, 2006, was $4.80 and $7.95 per share, respectively. The fair value of each stock option was estimated at the date of grant using a Black-Scholes-Merton option pricing model, with the following assumptions for grants in the three and nine months ended September 30, 2007 and October 1, 2006:

Spansion Inc.

Notes to Condensed Consolidated Financial Statements - Continued

(Unaudited)

	Three Months Ended		Nine Months Ended
	Sep. 30, 2007	Oct. 1, 2006	Sep. 30, 2007	Oct. 1, 2006
Expected volatility	45.32%	55.80%	48.50%	59.22%
Risk-free interest rate	4.12%	5.10%	4.73%	4.93%
Expected term (in years)	4.61	4.61	4.61	4.59
Dividend yield	0%	0%	0%	0%

The Company’s dividend yield is zero because the Company has never paid dividends and does not have plans to do so over the expected life of the stock options. The expected volatility is based on the Company’s recent historical volatility and the volatilities of the Company’s competitors who are in the same industry sector with similar characteristics (“guideline” companies) given the limited historical realized volatility data of the Company. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bond with a remaining term equal to the expected stock option life. The expected term is based on the “shortcut approach” provided in SAB 107 for developing the estimate of the expected life of a “plain vanilla” stock option. Under this approach, the expected term is presumed to be the mid-point between the average vesting date and the end of the contractual term.

As of September 30, 2007, the total unrecognized compensation cost related to unvested stock options and RSU awards was approximately $52.2 million after reduction for estimated forfeitures, and such stock options and RSU awards will generally vest ratably through 2011.

Stock Option and Restricted Stock Unit Activity

The following table summarizes stock option activity and related information for the period presented:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 26, 2005 (1)	1,949,750	$12.00
Granted	462,500	$14.93
Cancelled	(277,344)	$12.00

Outstanding as of December 31, 2006	2,134,906	$12.63	6.08	$4,761

Granted	1,775,062	$10.39
Cancelled	(210,814)	$13.41
Exercised	(5,000)	$12.00

Outstanding as of September 30, 2007	3,694,154	$11.51	5.91	$37

Exercisable as of September 30, 2007 (2)	698,412	$12.27	5.24	$—

(1)	Outstanding shares at the beginning of fiscal 2006 were the shares granted upon the Company’s initial public offering (IPO) on December 15, 2005.
(2)	There were 698,412 shares vested and exercisable as of September 30, 2007, with a total grant date fair value of approximately $8.6 million.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements - Continued

(Unaudited)

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company’s closing stock price of $8.45 as of September 28, 2007, which was the last trading day prior to September 30, 2007, which would have been received by the stock option holders had all stock option holders exercised their stock options as of that date.

The following table summarizes RSU award activity and related information for the period presented:

	Number of Shares	Weighted- Average Grant-date Fair Value
Unvested as of December 26, 2005 (1)	3,604,090	$12.00
Granted	362,434	$15.23
Cancelled	(217,021)	$13.02
Vested	(825,888)	$12.00

Unvested as of December 31, 2006	2,923,615	$12.33

Granted	1,649,837	$10.45
Cancelled	(219,906)	$12.19
Vested	(899,839)	$12.17

Unvested as of September 30, 2007	3,453,707	$11.48

(1)	Unvested shares at the beginning of fiscal 2006 were the shares granted upon the Company’s IPO on December 15, 2005.

4. Net Loss per Share

The Company excluded an aggregate of 18.9 million shares issuable upon exercise of outstanding stock options, upon vesting of outstanding RSUs and upon conversion of Spansion LLC’s 2.25% Exchangeable Senior Secured Debentures from the calculation of diluted earnings per share for the three and nine months ended September 30, 2007 because they had an antidilutive effect due to the net losses recorded in those periods.

The Company excluded an aggregate of 16.8 million shares issuable upon exercise of outstanding stock options, upon vesting of outstanding RSUs and upon conversion of Spansion LLC’s 2.25% Exchangeable Senior Secured Debentures from the calculation of diluted earnings per share for the three and nine months ended October 1, 2006 because they had an antidilutive effect due to the net losses recorded in those periods.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements - Continued

(Unaudited)

5. Comprehensive Loss

The following are the components of comprehensive loss:

	Three Months Ended		Nine Months Ended
	Sep. 30, 2007	Oct. 1, 2006	Sep. 30, 2007	Oct. 1, 2006
	(in thousands)
Net loss	$(71,602)	(22,115)	$(213,982)	$(122,751)
Amortization of prior service cost	99	—	293	—
Pension curtailment loss	—	—	2,010	—
Net change in cumulative translation adjustment	47,497	(20,543)	28,038	(2,726)
Net change in unrealized gains on marketable securities, net of $0 taxes	—	—	—	(7,291)

Total comprehensive loss	$(24,006)	$(42,658)	$(183,641)	$(132,768)

6. Related Party Transactions

Prior to the second quarter of fiscal 2006, the Company relied on AMD and Fujitsu as sole distributors of its products. In the second quarter of fiscal 2006, the Company began selling its products directly to the customers previously served by AMD. The Company receives certain administrative services from AMD and Fujitsu. The charges for these services are negotiated annually between the Company and AMD and Fujitsu based on the Company’s expected requirements and the estimated future costs of the services to be provided. AMD has the right to review the proposed services to be provided by Fujitsu, and Fujitsu has the right to review the proposed services to be provided by AMD. The service charges are billed monthly on net 45 day terms.

The following tables present significant related party transactions and account balances between the Company and AMD (see Note 8 for separate disclosure of borrowing arrangements with related parties):

	Three Months Ended		Nine Months Ended
	Sep. 30, 2007	Oct. 1, 2006	Sep. 30, 2007	Oct. 1, 2006
	(in thousands)
Net sales to AMD (1)	$—	$—	$—	$336,172

Cost of sales:
Royalties to AMD	$797	$1,739	$2,352	$4,837

Service fees to AMD (2):
Cost of sales	$15	$553	$(1,100)	$3,272
Research and development	(2)	2,984	177	10,273
Sales, general and administrative	142	3,005	356	18,163

Total service fees to AMD	$156	$6,542	$(566)	$31,708

(1)	In the second quarter of fiscal 2006, the Company began selling its products directly to the customers previously served by AMD.
(2)	Service fees to AMD are net of reimbursements from AMD for services provided to AMD by the Company.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements - Continued

(Unaudited)

	Sep. 30, 2007	Dec. 31, 2006
	(in thousands)
Trade accounts receivable from AMD, net of allowance for doubtful accounts	$2,906	$3,400
Other receivables from AMD	$5,338	$2,325
Accounts payable to AMD	$3,323	$1,513
Royalties payable to AMD	$797	$3,130
Accrued liabilities to AMD	$213	$43

Spansion Inc.

Notes to Condensed Consolidated Financial Statements - Continued

(Unaudited)

The following tables present the significant related party transactions and account balances between the Company and Fujitsu (see Note 8 for separate disclosure of borrowing arrangements with related parties):

	Three Months Ended		Nine Months Ended
	Sep. 30, 2007	Oct. 1, 2006	Sep. 30, 2007	Oct. 1, 2006
	(in thousands)
Net sales to Fujitsu	$202,464	$215,978	$650,742	$700,352

Cost of sales:
Royalties to Fujitsu	$797	$1,739	$2,352	$4,837
Other purchases of goods and services from Fujitsu and rental expense to Fujitsu	15,744	31,942	59,645	91,721
Subcontract manufacturing and commercial die purchases from Fujitsu	2,725	14,388	17,602	57,814
Wafer purchases, processing and sort services from Fujitsu (1)	63,274	—	122,236	—
Net gain recognized on sale of assets to Fujitsu on April 2, 2007 (1)	(10,278)	—	(19,845)	—
Reimbursement on costs of employees seconded to Fujitsu (1)	(6,351)	—	(12,319)	—
Pension curtailment loss (1)	—	—	2,010	—
Equipment rental income from Fujitsu (1)	(1,884)	—	(3,914)	—
Administrative services income from Fujitsu (1)	(325)	—	(615)	—

	$63,701	$48,069	$167,151	$154,372

Service fees to Fujitsu:
Cost of sales	$77	$550	$660	$1,726
Research and development	324	567	923	1,893
Sales, general and administrative	26	1,014	733	3,218

Service fees to Fujitsu	$426	$2,131	$2,316	$6,837

Cost of employees seconded from Fujitsu:
Cost of sales	$—	$—	$—	$27
Research and development	—	—	—	61
Sales, general and administrative	—	—	—	95

Cost of employees seconded from Fujitsu	$—	$—	$—	$183

(1)	These amounts relate to the JV1/JV2 Transaction which was consummated on April 2, 2007.

	Sep. 30, 2007	Dec. 31, 2006
	(in thousands)
Trade accounts receivable from Fujitsu	$163,373	$190,328
Other receivables from Fujitsu	$3,164	$—
Accounts payable to Fujitsu	$50,262	$13,046
Royalties payable to Fujitsu	$797	$3,130
Accrued liabilities to Fujitsu	$5,377	$4,970

The Company licenses certain intellectual property from AMD and Fujitsu in exchange for the payment of royalties to both AMD and Fujitsu. These royalty expenses are recognized in cost of sales.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements - Continued

(Unaudited)

The Company is required to pay AMD and Fujitsu semi-annual royalties based on net sales (minus the costs of commercial die). The royalty as a percentage of sales will decline to zero over a specified time. The term of the agreement expires in 2013.

Fujitsu provides test and assembly services to the Company on a contract basis. The Company also purchases commercial die from Fujitsu, which is packaged together with the Company’s Flash memory devices.

Fujitsu seconded certain employees to the Company until the second quarter of fiscal 2006. The Company paid these employees directly.

JV1/JV2 Transaction and Related Agreements

On April 2, 2007, Spansion Japan closed the JV1/JV2 transaction (“the Transaction”) pursuant to the Asset Purchase Agreement dated as of September 28, 2006 (the “JV1/JV2 Closing”). Under the terms of the Asset Purchase Agreement, Spansion Japan sold two wafer fabrication facilities located in Aizu-Wakamatsu, Japan (“JV1/JV2 Facilities”) to Fujitsu, together with selected manufacturing equipment, inventory and other tangible assets located at the JV1/JV2 Facilities, and received proceeds of approximately $170.0 million in cash from Fujitsu. In conjunction with the Transaction on April 2, 2007, Spansion Japan also sold certain equipment located at the JV1/JV2 Facilities to an unrelated third party Japanese corporation for approximately $24.0 million, which is leasing the equipment to Fujitsu.

In connection with the Transaction, Spansion Japan and Fujitsu also entered into the following agreements:

Foundry Agreement

Spansion Japan and Fujitsu entered into a Foundry Agreement, pursuant to which Fujitsu provides the Company certain foundry services for the manufacture of the Company’s products at the JV1/JV2 Facilities.

Fujitsu began to provide foundry services to the Company commencing on April 2, 2007. The terms of the Foundry Agreement commit the Company to purchase a minimum specified number of wafers (within a range) over an initial period from April 2007 to June 2008 and provide for financial penalties if such purchase commitments are not achieved. In addition, the terms provide for both parties to negotiate in good faith to agree, by December 31, 2007, the above commitments for periods from July 2008 to December 2009. The initial term of the Foundry Agreement ends on December 31, 2009. Spansion Japan and Fujitsu have agreed to enter into discussions prior to December 31, 2008 in order to decide whether or not to extend the initial term of the Foundry Agreement and Fujitsu has agreed to give Spansion Japan at least 12 months prior notice of its intent to cease providing foundry services to Spansion Japan under the Foundry Agreement. Either Spansion Japan or Fujitsu may terminate the Foundry Agreement in the event that the other party fails to correct or cure its material breach under the Foundry Agreement within 60 days of receipt of written notice from the non-defaulting party specifying such breach.

Secondment and Transfer Agreement

Spansion Japan and Fujitsu entered into a Secondment and Transfer Agreement (the “Secondment Agreement”), pursuant to which Spansion Japan seconded certain employees to Fujitsu commencing April 2, 2007. In addition, certain employees will ultimately be transferred to Fujitsu. Unless the parties

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otherwise agree, the period of secondment for seconded employees not designated for transfer will end no later than June 30, 2008, and no later than December 31, 2009 for seconded employees designated for transfer.

The seconded employees remain employees of Spansion Japan and remain eligible to participate in Spansion Japan’s various benefit plans through the term of the secondment. Fujitsu is required to reimburse Spansion Japan for all compensation and expenses associated with such seconded employees and incurred by Spansion Japan during the secondment period.

The Secondment Agreement can be terminated (i) by the mutual written agreement of Spansion Japan and Fujitsu, (ii) by either Spansion Japan or Fujitsu in the event that the other party materially defaults in the performance of a material obligation under the Secondment Agreement and the breaching party has not cured such breach within 120 days after receipt of notice of default by the non-breaching party and (iii) by either Spansion Japan or Fujitsu in the event that the other party is subject to bankruptcy or insolvency proceedings. The Secondment Agreement automatically terminates (i) on the transfer date of the last of the transferred employees or (ii) upon the termination of the Foundry Agreement unless otherwise agreed by Spansion Japan and Fujitsu.

Master Lease Agreement

Spansion Japan and Fujitsu entered into a Master Lease Agreement for certain equipment located at the JV1/JV2 Facilities. On April 2, 2007, Spansion Japan began to lease to Fujitsu the equipment under the Master Lease Agreement. Fujitsu has the option to renew or extend the lease term for any or all of the equipment at the end of the initial term or any extension thereof for up to six months. If specified demand targets for wafers are not met, and subject to conditions described in the Master Lease Agreement, each of Spansion Japan and Fujitsu will have a right to terminate the lease of some or all of the leased equipment on or after June 30, 2008, by giving notice to the other party prior to December 31, 2007.

Subject to the terms of the Master Lease Agreement, at the expiration of the applicable term, Fujitsu will have a right of first refusal in the event of the sale by Spansion Japan of any equipment for a purchase price equal to the highest offer received from a third party. In addition, Fujitsu will have the option to purchase any or all of the equipment at the expiration of the applicable term, upon any early lease termination or if any equipment is not returned in its proper condition, for a purchase price equal to the fair market value of the equipment at the time of purchase or any other purchase price as may be set forth in the applicable schedule.

Wafer Processing Services Agreement

Spansion Japan and Fujitsu entered into a Wafer Processing Services Agreement (the “Wafer Processing Agreement”), pursuant to which Fujitsu will provide certain wafer processing services to Spansion Japan at the JV1/JV2 Facilities. The term of the Wafer Processing Agreement commenced on April 2, 2007 and is effective until December 31, 2009. The Wafer Processing Agreement will automatically terminate upon termination or expiration of the Foundry Agreement. Either Spansion Japan or Fujitsu may terminate the Wafer Processing Agreement in the event that the other party fails to correct or cure any material breach by such other party of any covenant or obligation under the Wafer Processing Agreement within 60 days of receipt of written notice from the non-defaulting party specifying such breach.

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Sort Services Agreement

Spansion Japan and Fujitsu entered into a Sort Services Agreement (the “Sort Services Agreement”), pursuant to which Fujitsu will provide probe testing services of Spansion Japan’s wafers at the JV1/JV2 Facilities (the “Sort Services”). The term of the Sort Services Agreement commenced on April 2, 2007 and is effective until December 31, 2009. Spansion Japan may terminate the Sort Services Agreement in its sole discretion with 60 days’ prior written notice to Fujitsu, and either Spansion Japan or Fujitsu may terminate the Sort Services Agreement in the event that the other party fails to correct or cure any material breach by such other party of any covenant or obligation under the Sort Services Agreement within 60 days of receipt of written notice from the non-defaulting party specifying such breach.

Rental Agreement

Spansion Japan and Fujitsu entered into a Rental Agreement (the “Rental Agreement”), pursuant to which Spansion Japan will rent certain equipment (the “Rental Equipment”) to Fujitsu for the sole purpose of fulfilling the obligations of Fujitsu in the Sort Services Agreement. Spansion Japan will retain title to the Rental Equipment at all times, and Fujitsu is prohibited from selling, pledging or otherwise encumbering or disposing of the Rental Equipment. The term of the Rental Agreement commenced on April 2, 2007 and is effective until the termination or expiration of the Sort Services Agreement.

Services Agreement

Spansion Japan and Fujitsu entered into a Services Agreement (the “Services Agreement”), pursuant to which Spansion Japan will provide certain human resource services and information technology (“IT”) services to Fujitsu (collectively, the “Services”). Any services are to be provided pursuant to statements of work, which may be updated by Spansion Japan and Fujitsu from time to time upon mutual agreement. Spansion Japan will provide the Services to Fujitsu at cost plus five percent. The term of the Services Agreement commenced on April 2, 2007 and is effective until March 31, 2009. Fujitsu may terminate all or a part of any individual Service at any time with six months’ advance notice to Spansion Japan.

The total gain from the Transaction, which was the difference between the sales proceeds and the net book value of the assets sold under the terms of the agreement, was approximately $72.5 million as of April 2, 2007. The Company accounted for the Transaction in accordance with FASB Statement No. 66, Accounting for Sales of Real Estate, as a sale of real estate that included property improvements and integral equipment, because the building was subject to an existing lease of the underlying land. The Company determined that continuing involvement existed with Fujitsu under the Foundry Agreement effective until December 2009 and, accordingly, will recognize the gain over the term of the Foundry Agreement (i.e., over the period of continuing involvement).

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7. Warranties and Indemnities

The Company generally offers a one-year limited warranty for its Flash memory products.

Changes in the Company’s liability for product warranty during the three and nine months ended September 30, 2007 and October 1, 2006 are as follows:

	Three Months Ended		Nine Months Ended
	Sep. 30, 2007	Oct. 1, 2006	Sep. 30, 2007	Oct. 1, 2006
	(in thousands)
Balance, beginning of period	$1,600	$1,000	$1,350	$1,000
Provision for warranties issued	1,095	1,293	3,579	2,977
Settlements	(446)	(255)	(1,554)	(2,497)
Changes in liability for pre-existing warranties during the period, including expirations	(649)	(688)	(1,775)	(130)

Balance, end of period	$1,600	$1,350	$1,600	$1,350

In addition to product warranties, the Company, from time to time in its normal course of business, indemnifies other parties with whom it enters into contractual relationships, including customers, directors, lessors and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other parties harmless against specified losses, such as those arising from a breach of representations or covenants, third-party infringement claims or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision.

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8. Debt and Capital Lease Obligations

The Company’s debt and capital lease obligations consist of:

	Sep. 30, 2007	Dec. 31, 2006
	(in thousands)
Debt obligations to related parties:
Promissory Note payable to AMD	$500	$500

Total debt obligations to related parties	500	500

Debt obligations to third parties:
Spansion China Bank Enterprise Cooperation Revolver	6,825	7,925
Senior Notes	230,029	228,231
Spansion Japan 2006 Revolving Credit Facility	—	8,402
Spansion Penang Loan	2,398	3,543
Spansion Japan 2006 Merged Revolving Credit Facility	—	16,804
Exchangeable Senior Subordinated Debentures	207,000	207,000
Spansion Japan 2006 Uncommitted Revolving Credit Facility	—	8,402
Senior Secured Term Loan Facility	—	500,000
Spansion Japan 2007 Credit Facility	206,458	—
Senior Secured Floating Rate Notes	625,791	—
Obligations under capital leases	92,970	137,240

Total debt obligations to third parties	1,371,471	1,117,547

Total debt obligations	1,371,971	1,118,047
Less current portion	85,189	108,374

Long-term debt and capital lease obligations, less current portion	$1,286,782	$1,009,673

New Debt and Capital Lease Obligations and Activities for the nine months ended September 30, 2007:

Debt Obligations to Third Parties

Spansion Japan 2006 Revolving Credit Facility

In March 2007, Spansion Japan repaid the remaining principal balance and accrued interest under this facility and voluntarily terminated the facility.

Spansion Japan 2006 Merged Revolving Credit Facility

In April 2007, Spansion Japan repaid the remaining principal balance and accrued interest under this facility and no amounts were outstanding under this credit facility as of September 30, 2007.

Spansion Japan 2006 Uncommitted Revolving Credit Facility

In April 2007, Spansion Japan repaid the remaining principal balance and accrued interest under this facility and no amounts were outstanding under this credit facility as of September 30, 2007.

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Senior Secured Term Loan Facility

In May 2007, in connection with the issuance of its Senior Secured Floating Rate Notes (see below), the Company repaid and cancelled the Senior Secured Term Loan Facility of $500.0 million principal amount. The Company recognized a loss on early extinguishment of debt of approximately $3.4 million as a result of the write-off of unamortized Senior Secured Term Loan Facility issuance costs.

Spansion Japan 2007 Credit Facility

On March 30, 2007, Spansion Japan entered into a committed senior facility agreement with certain Japanese financial institutions that provide Spansion Japan with a 48.4 billion yen senior secured term loan facility (approximately $421.6 million as of September 30, 2007).

Spansion Japan may, pursuant to the terms of this facility, borrow amounts in increments of 1.0 billion yen (approximately $8.7 million as of September 30, 2007). Amounts borrowed under this facility bear interest at a rate equal to the Japanese yen three month Tokyo Interbank Offered Rate, or Japanese yen TIBOR, at the time of the drawdown, plus a margin of two percent per annum, which will reset quarterly. Borrowing availability is based on capital deliveries for Spansion Japan’s SP1 facility.

Pursuant to the terms of Spansion Japan 2007 Credit Facility, Spansion Japan is not permitted, among other things, to create any security interests or liens on any of its pledged assets and to sell or dispose of any of its pledged assets, subject to certain exceptions including the sale of JV1/JV2. This facility may be terminated in the event of default in accordance with the terms of this facility. Events of default under the facility include, among other things, the following: a default in performance of payment; if any of debt obligations of Spansion LLC exceeding $25.0 million, or of Spansion Japan exceeding 1.0 billion yen, are not paid when due; or if any debt obligations of Spansion Japan or Spansion LLC are accelerated or otherwise become due and payable, in each case if not cured within applicable time periods set forth in the Spansion Japan 2007 Credit Facility.

As of September 30, 2007, the outstanding balance under this facility is 23.7 billion yen (approximately $206.5 million). This amount bears interest at approximately 2.84 percent and 80 percent of the balance will be repaid in ten equal, consecutive, quarterly principal installments starting from the second quarter of fiscal 2008 through the third quarter of fiscal 2010 and the remaining balance will be paid in the fourth quarter of fiscal 2010.

Senior Secured Floating Rate Notes

In May 2007, Spansion LLC, the wholly owned operating company subsidiary of the Company, issued $625.0 million aggregate principal amount of the Senior Secured Floating Rate Notes due 2013 (the Notes). Interest on the Notes accrues at a rate per annum, reset quarterly, equal to the 3-month London Interbank Offered Rate plus 3.125 percent. Interest is payable on March 1, June 1, September 1 and December 1 of each year beginning September 1, 2007 until the maturity date of June 1, 2013. As of September 30, 2007, the Notes bear interest at approximately 8.82 percent.

In connection with the issuance of the Notes, the Company, Spansion LLC and Spansion Technology Inc. executed a pledge and security agreement pursuant to which and subject to exceptions specified therein, the Notes are secured by a first priority lien on all of Spansion LLC’s inventory (excluding returned inventory), equipment and real property and proceeds thereof (excluding receivables or proceeds arising from sales of inventory in the ordinary course of business), presently owned or

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acquired in the future by Spansion LLC and by each of the current and any future guarantors. The Notes are also secured by a second-priority lien that is junior to the liens securing Spansion LLC’s Revolving Credit Agreement dated as of September 19, 2005, as amended, on substantially all other real and personal property and proceeds thereof, including receivables or proceeds arising from sales of inventory in the ordinary course of business presently owned or acquired in the future by the Company and by each of the current and any future guarantors. The Notes are further secured by certain deeds of trust related to real property owned by Spansion LLC in California and Texas.

Holders of the Notes may require Spansion LLC to repurchase the Notes for cash equal to 101 percent of the aggregate principal amount to be repurchased plus accrued and unpaid interest upon the occurrence of a change of control of Spansion LLC. Beginning June 1, 2008, Spansion LLC may redeem all or any portion of the Notes, at any time or from time to time at redemption prices specified therein. Prior to June 1, 2008, Spansion LLC may redeem up to 35 percent of the Notes from the proceeds of certain equity offerings at a redemption price of 100 percent.

Certain events are considered “Events of Default,” which may result in the accelerated maturity of the Notes, including:

•	Spansion LLC’s failure to pay when due the principal or premium amount on any of the Notes at maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

•	Spansion LLC’s failure to pay interest on any of the Notes for 30 days after the date when due;

•	Spansion LLC’s or the guarantors’ failure to comply with certain restrictions on Spansion LLC’s or Guarantors’ ability to merge, consolidate or sell substantially all of its assets;

•	Spansion LLC’s failure to perform or observe any other covenant or agreement in the Notes or in the Indenture for a period of 45 days after receiving notice of such failure;

•

A default by Spansion LLC or any restricted subsidiary (as defined in the Indenture) under any indebtedness that results in acceleration of such indebtedness, or the failure to pay any such indebtedness at maturity, in an aggregate principal amount in excess of $50.0 million (or its foreign equivalent at the time);

•

If any judgment or judgments for the payment of money in an aggregate amount in excess of $50.0 million (or its foreign equivalent at the time) is rendered against Spansion LLC, the guarantors or any significant subsidiary and is not waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement is not in effect;

•	Certain events of bankruptcy, insolvency or reorganization with respect to Spansion LLC or any significant subsidiary;

•

If any note guaranty ceases to be in full force and effect, other than in accordance with the terms of the Indenture, or a guarantor denies or disaffirms its obligations under its note guaranty, other than in accordance with the terms of the Indenture; or

•

Any lien securing the collateral underlying the Notes at any time ceases to be in full force and effect, and does not constitute a valid and perfected lien on any material portion of the collateral intended to be covered thereby, if such default continues for 30 days after notice.

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9. Income Taxes

The Company recorded an income tax benefit of $4.3 million in the three months ended September 30, 2007 as compared to $3.0 million of tax expenses in the three months ended October 1, 2006. The income tax benefit recorded in the three months ended September 30, 2007 was primarily due to a $5.2 million decrease in the valuation allowance associated with deferred tax assets of the Company’s Japanese subsidiary, offset by tax provisions of its other foreign subsidiaries of $0.9 million. This decrease of the valuation allowance was made as the Company believes that it is more likely than not that these deferred tax assets will be realized. The income tax benefit for the three months ended September 30, 2007 represents the portion of the deferred tax assets that will be recognized in the current year as part of the current year effective tax rate. As part of the Company’s projected tax provision for the current year, the Company anticipates an increase of its valuation allowance against the Company’s U.S. deferred tax assets to offset the tax benefits for current year losses in the U.S. The income tax expense recorded in the three months ended October 1, 2006 was primarily due to tax provisions of the Company’s foreign subsidiaries of $1.5 million and the write-off of U.S. deferred tax assets of $1.5 million that the Company no longer believed were realizable.

The Company recorded an income tax benefit of $18.2 million in the nine months ended September 30, 2007 as compared to $1.2 million of income tax expenses in the nine months ended October 1, 2006. The income tax benefit recorded in the nine months ended September 30, 2007 was primarily due to a decrease of $21.0 million in the valuation allowance associated with deferred tax assets of the Company’s Japanese subsidiary, offset by a tax provision of $2.8 million of its foreign subsidiaries. During the first quarter of fiscal 2007, the Company recorded the effect of the change in judgment about the realizability of its Japanese deferred tax assets. This amount included the effect of the change in the beginning of the year balance of the valuation allowance that will be realized in future years, which was recorded during the first quarter. The amount recorded in the nine months ended September 30, 2007 also included the portion of the valuation allowance that will be recognized in the current year as part of the effective tax rate. The income tax expense recorded in the nine months ended October 1, 2006 was primarily due to tax provisions of the Company’s foreign subsidiaries of $4.3 million and the write-off of U.S. deferred tax assets of $1.5 million that the Company no longer believed were realizable, partially offset by a benefit from resolution of a tax examination in a foreign jurisdiction of $4.6 million.

As of September 30, 2007, all of the Company’s U.S. deferred tax assets, net of deferred tax liabilities, continue to be subject to a full valuation allowance that was initially established in the fourth quarter of fiscal 2005 upon its conversion to a taxable entity immediately prior to its IPO due to continuing operating losses incurred by Spansion Inc. The realization of these assets is dependent on substantial future taxable income which at September 30, 2007, in management’s estimate, is not more likely than not to be achieved.

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10. Spansion Japan Pension Plan

The following table summarizes the components of the net periodic pension expense related to the Spansion Japan pension plan for the three and nine months ended September 30, 2007 and October 1, 2006:

	Three Months Ended		Nine Months Ended
	Sep. 30, 2007	Oct. 1, 2006	Sep. 30, 2007	Oct. 1, 2006
	(in thousands)
Service cost	$909	$1,262	$3,547	$3,838
Interest cost	273	374	1,064	1,139
Expected return on plan assets	(596)	(694)	(2,325)	(2,109)
Amortization of prior service cost	102	182	2,307	554

Total net periodic pension expense	$688	$1,124	$4,593	$3,422

On April 2, 2007, in accordance with FASB Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, the Company recorded a curtailment loss, which was included in the amortization of prior service cost, of approximately $2.0 million relating to the Spansion Japan Pension Plan as a result of entering into the Employer Secondment and Transfer Agreement with Fujitsu under the JV1/JV2 transaction (see Note 6 for details of this transaction).

11. Subsequent Events

Merger Agreement with Saifun Semiconductors Ltd. (“Saifun”)

On October 8, 2007, the Company and Saifun entered into an Agreement and Plan of Merger and Reorganization, dated as of October 7, 2007 (the “Merger Agreement”), pursuant to which Atlantic Star Merger Sub Ltd., a wholly owned subsidiary of the Company, would merge (the “Merger”) with and into Saifun, with Saifun surviving as a wholly owned subsidiary of the Company.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of both companies, each Saifun shareholder will receive 0.7429 shares of the Company’s Class A common stock and approximately $5.05 per share in cash (representing a distribution of approximately $158.3 million of Saifun’s existing cash to all holders of record immediately prior to the consummation of the merger) for each Saifun ordinary share. Saifun’s stock options will convert upon completion of the Merger into stock options with respect to the Company’s common stock upon completion of the Merger, after giving effect to the exchange ratio in the Merger and the cash distribution.

The Merger Agreement contains customary covenants of the Company and Saifun, including, among others, a covenant by Saifun to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and restrictions on certain kinds of transactions during such period. The board of directors of Saifun has adopted a resolution recommending the requisite approval of the Merger by its shareholders, and has agreed to hold a shareholder and any necessary creditor meetings to consider and vote upon the transactions contemplated by the Merger Agreement. Saifun has also agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into discussions or an agreement concerning or provide confidential information in connection with any proposals for alternative business combination transactions.

Consummation of the Merger is subject to certain conditions, including, among others, (i) approval of the Merger by an Israeli court (which approval can only occur after the shareholders and, if required, creditors, of Saifun approve the Merger in accordance with Section 350 of the Israeli Companies

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Law), (ii) receipt of certain regulatory and tax approvals, (iii) the absence of any law or order prohibiting the closing, (iv) the accuracy of the representations and warranties of the other party at the time of execution of the Merger Agreement (most of which are subject to an overall material adverse effect qualification), and (iv) compliance in all material respects by the other party with its covenants. The Merger is expected to be consummated no later than the first quarter of 2008.

Concurrently with execution of the Merger Agreement, certain affiliates of Saifun entered into Affiliate Agreements pursuant to which such affiliates agreed not to make any sale, transfer or other disposition of Spansion securities that they receive as a result of the Merger in violation of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Concurrently with entering into the Merger Agreement, certain shareholders of Saifun entered into a Voting Undertaking with Spansion (the “Voting Undertakings”) pursuant to which they agreed to vote their shares of Saifun (i) for the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Transactions”), (ii) against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the Transactions or inhibit the timely consummation of the Transactions, and (iii) except for the Merger, against any alternative business combination transaction, or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Company or its subsidiaries not permitted pursuant to the Merger Agreement.

Pursuant to the Voting Undertakings, the signing shareholders also agreed that if Saifun terminates the Merger Agreement under certain circumstances, and such shareholders subsequently receive consideration for their Saifun shares in an alternative business combination transaction, then the signing shareholders will pay to Spansion 50 percent of the difference between (i) the sum of the price they would have received in the Merger plus the portion of the cash distribution they would have received from Saifun and (ii) the price they actually receive in the alternative transaction (which payment will take the same form and proportion as the consideration they receive in the alternative transaction).

The Merger Agreement contains certain termination rights for both Spansion and Saifun and further provides that, upon termination of the Merger Agreement under specified circumstances, Saifun may be required to pay Spansion a termination fee of $8.0 million.